MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2 Date of Material Change

October 19, 2023 and October 20, 2023

Item 3 News Release

The news releases with respect to the material changes referenced in this report were disseminated on October 19, 2023 and October 23, 2023 by Metalla via the newswire services of CNW Group, copies of which were subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On October 19, 2023, the Company entered into an amended and restated convertible loan facility agreement (the "CLA") with Beedie Investments Ltd. ("Beedie"), which will become effective on the closing of the court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") between Metalla and Nova Royalty Corp. ("Nova"), previously announced on a joint news release by Metalla and Nova disseminated on September 8, 2023.

On October 20, 2022, Beedie completed funding of the previously announced C$15.0 million equity placement of Metalla (the "Equity Investment"), pursuant to which Beedie subscribed for 2,835,539 subscription receipts of the Company (the "Subscription Receipts") at a price of C$5.29 per Subscription Receipt.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Amended and Restated Convertible Loan Facility

On October 19, 2023, the Company entered into the CLA with Beedie, which will become effective on the closing of the Arrangement, pursuant to which the parties agreed as follows:

i. to increase the existing convertible loan agreement Beedie has with Metalla (the "Metalla Convertible Loan") from C$25.0 million to C$50.0 million;

ii. to drawdown the following amount (the "Initial Drawdown"):

  C$16.4 million (convertible at a conversion price of C$6.00 per common share of Metalla (each, a "Metalla Share")), to refinance the C$4.2 million principal outstanding under the Metalla Convertible Loan, and the C$12.2 million principal outstanding under the existing convertible loan agreement Beedie has with Nova (the "Nova Convertible Loan");
  an amount equal to the aggregate interest and fees outstanding under the Nova Convertible Loan and the Metalla Convertible Loan as at the time of the closing of the Arrangement, with the amount of interest to be convertible at the market price of a Metalla Share on the TSX Venture Exchange (the "TSXV") as of the date of conversion and unpaid fees shall not be convertible. The accrued and unpaid interest and fees were C$2.6 million as of October 19, 2023;

  an amendment fee of approximately C$0.1 million payable to Beedie; and
  certain expenses of Beedie;

iii. for an eighteen-month period from the close of the Arrangement, interest on the principal will accrue at a rate of 10.0% per annum;

iv. the standby fee (1.5% per annum), the commitment fee (1.0% on any subsequent advance (not payable on the Initial Drawdown)), the make whole fee (entitling Beedie to earn a minimum of 12 months of interest on each advance made) and the default interest rate (14.0% per annum) remain the same; and

v. existing security arrangements will be updated to reflect security to be provided by Nova and its subsidiaries for the Metalla Convertible Loan, along with updated security arrangements at Metalla to reflect developments in our business.

In addition to the closing of the Arrangement, the effectiveness of the CLA and the Initial Drawdown are subject to, among other things, final acceptance by the TSXV and approval by the NYSE American LLC ("NYSE American") and other customary closing conditions.

Nova Convertible Loan

Concurrent with the closing of the Arrangement, Metalla will draw down on the Metalla Convertible Loan and pay out and discharge all obligations under the Nova Convertible Loan and the Nova Convertible Loan will be terminated.

Equity Placement

Beedie has completed funding of the previously announced C$15.0 million Equity Investment, pursuant to which Beedie subscribed for 2,835,539 Subscription Receipts at a price of C$5.29 per Subscription Receipt.

Upon completion of the Arrangement, and subject to certain customary conversion conditions for a transaction of this nature (collectively, "Escrow Release Conditions"), each Subscription Receipt will convert into one Metalla Share without payment of additional consideration or further action on the part of Beedie. The TSXV has conditionally accepted for listing the Metalla Shares issuable upon conversion of the Subscription Receipts, subject to receipt of final approval.

The proceeds of the Equity Investment will be held in escrow pending satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions are satisfied on or before March 1, 2024, the escrowed funds will be released to Metalla. If the Escrow Release Conditions are not satisfied prior to March 1, 2024, the escrowed funds will be returned to Beedie, and the Subscription Receipts will be cancelled and have no further force or effect.

The proceeds of the Equity Investment will be used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Arrangement.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Item 9 Date of Report

October 30, 2023

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this material change report includes: completion of the proposed Arrangement; the receipt of final TSXV acceptance and NYSE American approval with respect to the CLA and to the Initial Drawdown; the completion of the amendment of the Metalla Convertible Loan at closing of the Arrangement, including the satisfaction of the conditions to effectiveness; the completion of the Initial Drawdown, including the satisfaction of the conditions to the Initial Drawdown; the termination of the Nova Convertible Loan; the release of the Equity Investment funds from escrow; the conversion of the Subscription Receipts; the expected use of proceeds from the Equity Investment; and the Company's assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this material change report regarding the CLA and the Equity Investment, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the Company's expectations, estimates and projections regarding possible future events or circumstances. The forward-looking information included in this material change report is based on Metalla's opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors that it currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this material change report is also based upon a number of assumptions, including the ability to close the Arrangement and to satisfy the Escrow Release Conditions. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, that the Arrangement will not be completed; failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Arrangement; the potential for a third party to make a superior proposal to the proposed Arrangement; that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Arrangement; that the Metalla Convertible Loan will not be amended if the Arrangement does not close as expected; failure to obtain TSXV final acceptance and NYSE American approval in respect of the CLA and the Initial Drawdown; failure to obtain TSXV final approval in respect of the Equity Investment; failure to satisfy the Escrow Release Conditions; that the proceeds of the Equity Investment will not be used as announced; that the drawdowns will not occur as expected; that the Nova Convertible Loan will not be terminated; and those set forth under the caption "Risk Factors" in Metalla's annual information form dated annual report on Form 40-F, its most recent management's discussion and analysis, and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this material change report represents Metalla's expectations as of the date of this material change report and is subject to change after such date. Metalla disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this material change report is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities anticipated to be issued pursuant to the Arrangement, the Equity Investment and the other proposed transactions with Beedie may not be offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom. Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.